1 Kristina Grötsch From: info@news.morphosys.com Sent: Dienstag, 11. Oktober 2022 16:01 To: Kristina Grötsch Subject: [EXTERNAL]MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution To help protect your privacy, Micro so ft Office prevented auto matic download of this pictu re from the In ternet. logo MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 11.10.2022 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 2. Reason for notification X Acquisition/disposal of shares with voting rights Acquisition/disposal of instruments Change of breakdown of voting rights Other reason: 3. Details of person subject to the notification obligation Legal entity: BlackRock, Inc. City of registered office, country: Wilmington, Delaware, United States of America (USA) 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 05 Oct 2022 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 3.03% 0.47% 3.50% 34231943 Previous notification 2.45% 1.04% 3.49% / 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 1033400 0.00% 3.02%

2 US6177602025 0 3803 0.00% 0.01 % Total 1037203 3.03 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Lent Securities (right to recall) N/A N/A 160195 0.47 % Total 160195 0.47 % b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % - 0 0.00 % Total 0 0.00% 8. Information in relation to the person subject to the notification obligation Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) BlackRock, Inc. % % % Trident Merger LLC % % % BlackRock Investment Management, LLC % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % - % % % BlackRock, Inc. % % % Trident Merger LLC % % % BlackRock Investment Management, LLC % % % Amethyst Intermediate LLC % % % Aperio Holdings LLC % % % Aperio Group, LLC % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock Holdco 4, LLC % % % BlackRock Holdco 6, LLC % % % BlackRock Delaware Holdings Inc. % % % BlackRock Fund Advisors % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock Holdco 4, LLC % % % BlackRock Holdco 6, LLC % % % BlackRock Delaware Holdings Inc. % % % BlackRock Institutional Trust Company, National Association % % % - % % % BlackRock, Inc. % % %

3 BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Australia Holdco Pty. Ltd. % % % BlackRock Investment Management (Australia) Limited % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Canada Holdings LP % % % BlackRock Canada Holdings ULC % % % BlackRock Asset Management Canada Limited % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock (Singapore) Holdco Pte. Ltd. % % % BlackRock HK Holdco Limited % % % BlackRock Lux Finco S. a r.l. % % % BlackRock Japan Holdings GK % % % BlackRock Japan Co., Ltd. % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % % BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock Finance Europe Limited % % % BlackRock Advisors (UK) Limited % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % %

4 BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % % BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock Luxembourg Holdco S.a.r.l. % % % BlackRock (Luxembourg) S.A. % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % % BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock International Limited % % % BlackRock Life Limited % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % % BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock Finance Europe Limited % % % BlackRock Investment Management (UK) Limited % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % %

5 BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock Luxembourg Holdco S.a.r.l. % % % BlackRock Investment Management Ireland Holdings Limited % % % BlackRock Asset Management Ireland Limited % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % % BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock Luxembourg Holdco S.a.r.l. % % % BlackRock UK Holdco Limited % % % BlackRock Asset Management Schweiz AG % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % % BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock Finance Europe Limited % % % BlackRock (Netherlands) B.V. % % % BlackRock Asset Management Deutschland AG % % % - % % % 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: Proportion of voting rights Proportion of instruments Total of both % % % 10. Other explanatory remarks:

6 Date 10 Oct 2022 11.10.2022 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com End of News EQS News Service 1460249 11.10.2022 CET/CEST Unsubscribe